March 2, 2009

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Song P. Brandon, Esq.

Re:	Google Inc. Schedule TO-I Filed February 3, 2009 File No. 5-80032

Ladies and Gentlemen:

On behalf of Google Inc. (the “Company”), we submit this letter in response to a request for confirmation from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during a telephone conversation between Ms. Brandon and myself on February 27, 2009, regarding the Company’s disclosure in the “Conditions to the Offer” section of the Offer to Exchange, dated February 3, 2009, as amended on February 20, 2009 and February 23, 2009, which is attached as Exhibit (a)(1)(a) to the Company’s Schedule TO-I filed February 3, 2009 (File No. 5-80032).

As requested, the Company confirms that it will not reject any tenders of Eligible Options (as defined in the Offer to Exchange) from any particular jurisdiction because it would be unlawful to consummate the Exchange Offer (as defined in the Offer to Exchange) in such jurisdiction. If the Company were to withdraw, terminate or postpone the Exchange Offer because, for example, it would be prohibited by applicable securities laws from giving effect to the Exchange Offer, the Company would withdraw, terminate or postpone the entire Exchange Offer.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 2, 2009

Please direct your questions or comments regarding the Company’s response to the undersigned at (650) 565-3969. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ JON AVINA
Jon Avina, Esq.

cc:	Donald Harrison, Esq.

Katherine Stephens, Esq.

Google Inc.